Exhibit 12

October 31, 2023

Pear Tree Funds, on behalf of

Pear Tree Polaris International Opportunities Fund and

Pear Tree Axiom Emerging Markets World Equity Fund

c/o Pear Tree Advisors, Inc.

55 Old Bedford Road

Lincoln, Massachusetts 01773

Re:       Acquisition of Assets of Pear Tree Axiom Emerging Markets World Equity Fund

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of the transaction described below. Your receipt of our opinion is a condition of the closing of the transactions provided for in the Plan of Reorganization (the “Plan of Reorganization”) adopted by the Trustees of Pear Tree Funds, a Massachusetts business trust (the “Trust”), on behalf of its separate series Pear Tree Axiom Emerging Markets World Equity Fund (the “Target Fund”) and Pear Tree Polaris International Opportunities Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds”). Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Plan of Reorganization.

Description of Proposed Transaction

In the proposed transaction, the Acquiring Fund will acquire all of the assets of Target Fund in exchange for shares of the Acquiring Fund of equivalent net asset value and the assumption of the stated liabilities of the Target Fund (collectively, the “Reorganization”). The Target Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in the Target Fund, in complete redemption of all outstanding shares of the Target Fund, and promptly thereafter will proceed to dissolve.

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Plan of Reorganization, which is enclosed as Exhibit A in an information/proxy statement dated September 15, 2023 (the “Prospectus/Proxy Statement”) which describes the proposed transaction, and on the information provided in the Prospectus/Proxy Statement. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization.

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October 31, 2023

We further assume that the transaction will be carried out in accordance with the Plan of Reorganization.

Representations

Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of the Trust, and we have without independent verification relied upon such representations in rendering our opinions.

Discussion

One of the prerequisites for a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the “Code”), is that the transaction represent a continuity of the business enterprise of the acquired entity. As interpreted by the Treasury in regulations, and in accordance with court decisions, continuity of business enterprise is present if the acquiring entity either continues the business of the acquired entity or uses a substantial portion of the acquired entity’s historic assets in its own business. The regulations, and private letter rulings in the area issued by the Internal Revenue Service, suggest that the latter test is met if the acquiring fund uses at least one third of the historic assets of the acquired fund in the business of the acquiring fund. The Acquiring Fund in this transaction has not represented that it will use any particular portion of the historic assets of the Target Fund in the business of the Acquiring Fund, and in fact contemplates that a portion of the securities held by the Target Fund may be sold in connection with the Reorganization in order to comply with the investment practices of the Acquiring Fund. Therefore, continuity of business enterprise may be present only if the Acquiring Fund continues the historic business of the Target Fund.

There is very little official guidance as to the meaning of continuation of the historic business. In Revenue Ruling 87-76, a municipal bond fund acquired all of the assets of a fund which had historically invested in corporate debt and equity instruments. The transaction was held to lack continuity of business enterprise, even though both funds were in the business of investing. In several private letter rulings, the Internal Revenue Service has apparently accepted a representation that the acquiring fund will continue the business of the acquired fund, but no details as to the businesses are set forth.

No opinion provided in this letter will be expressed as to the effect of the Reorganization on (a) the Target Fund or the Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting, and (b) any Target Fund Shareholder that is required to recognize unrealized gains and losses for federal income tax purposes under a mark-to-market system of accounting.

The Target Fund has a similar investment objective and principal investment strategy to the Acquiring Fund, with the Target Fund seeking long-term growth of capital and the Acquiring Fund seeking long-term capital appreciation. The Target Fund is a “diversified company,” meaning that at least 75 percent of the value of the Target Fund’s total assets is represented by

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October 31, 2023

(a) cash and cash items, including receivables, (b) government securities, (c) securities of other investment companies, and (d) other securities that are limited in respect of any one issuer to an amount (i) not greater in value than 5 percent of the value of the total assets of the Target Fund and (ii) not more than 10 percent of the outstanding voting securities of the issuer. The Acquiring Fund is not a diversified company, and as a result, its portfolio holdings may be more concentrated in fewer issuers. Both Funds invest primarily in equity securities, with the Target Fund investing primarily in emerging markets issuers, that is, issuers that are organized under the laws of an emerging markets country, or have their headquarters located in an emerging markets country, or whose shares are traded on an exchange located in an emerging markets country, and the Acquiring Fund investing primarily in equity securities issued by foreign markets issuers, that is, issuers operating in any industry sector that derives at least 50 percent of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. It appears that a substantial portion of the historic assets of the Target Fund are assets which could have been owned by the Acquiring Fund in accordance with the investment strategy of the Acquiring Fund, and so the continuity of business requirement appears to be satisfied. However, because of the lack of definitive guidance, our opinions cannot be free from doubt.

Opinions

Based on and subject to the foregoing, and on our examination of the legal authority we have deemed to be relevant, we have the following opinions, all of which are not entirely free from doubt:

1.	The transfer of all of the Target Fund’s Assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund’s stated liabilities, followed by the distribution by the Target Fund of those Acquiring Fund Shares pro rata per share class to Target Fund Shareholders in complete liquidation of the Target Fund, as provided in the Plan of Reorganization, will qualify as a “reorganization” within the meaning of section 368(a) of the Code and each of the Target Fund and the Acquiring Fund will be “a party to a reorganization” within the meaning of section 368(b) of the Code;

2.	No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Target Fund’s Assets in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund’s stated liabilities pursuant to the Reorganization;

3.	No gain or loss will be recognized by the Target Fund upon the transfer of the Target Fund’s Assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund’s stated liabilities or upon the distribution of those Acquiring Fund Shares to Target Fund Shareholders in exchange (whether actual or constructive) for their shares of the Target Fund in liquidation of the Target Fund pursuant to the Reorganization;

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October 31, 2023

4.	No gain or loss will be recognized by Target Fund Shareholders upon the exchange of their Target Fund Shares for the Acquiring Fund Shares pursuant to the Reorganization;

5.	The aggregate tax basis for the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares held by such Target Fund Shareholder immediately prior to the Reorganization, and the holding period of those Acquiring Fund Shares received by each Target Fund Shareholder will include the period during which the Target Fund Shares exchanged therefor were held by such Target Fund Shareholder, provided the Target Fund Shares were held as capital assets on the date of the Reorganization; and

6.	The tax basis of each Target Fund Asset acquired by the Acquiring Fund will be the same as the tax basis of such Asset to the Target Fund immediately prior to the Reorganization, and the holding period of each Asset of the Target Fund in the hands of the Acquiring Fund will include the period during which that Asset was held by the Target Fund, except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating a Target Fund Asset’s holding period.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Section 4(e)(i) of the Plan of Reorganization.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to the use of our name and any reference to our firm in such Registration Statement or in the prospectus/proxy statement constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Sullivan & Worcester LLP

SULLIVAN & WORCESTER LLP